SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

VIXEL CORPORATION

(Name of Subject Company (Issuer))

AVIARY ACQUISITION CORP.

a wholly-owned subsidiary of Emulex Corporation

and

EMULEX CORPORATION.

(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.0015 PER SHARE
(Title of Class of Securities)

928552108
(CUSIP Number of Class of Securities)

Randall G. Wick, Esq.
Vice President and General Counsel
3535 Harbor Blvd.
Costa Mesa, CA 92626
714-662-5600
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

Copies to:
Gregory C. Smith, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Suite 1100
Palo Alto, California 94301
650-470-4500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

Emulex Acquisition of Vixel October 8, 2003

These presentations contain forward-looking statements, including without limitation statements regarding: Emulex's and Vixel's respective businesses, operations and anticipated financial results for 2003 and fiscal 2004, including product revenues, operating expenses and earnings per share and expected synergies; projected product development and commercialization; market estimates, including growth projections and assessments of competitive products; and the planned acquisition of Vixel by Emulex and the anticipated impact of the acquisition on Emulex's operations and financial results. These statements are subject to risks and uncertainties, and our actual results may differ materially from those projected in the forward looking statements. Those risks and uncertainties include: the willingness of Vixel shareholders to tender their shares in the tender offer; the ability to consummate the acquisition on the terms contemplated; the ability to obtain regulatory and third party consents to the extent required for the acquisition; the ability to successfully integrate Vixel's operations and programs with Emulex's following the acquisition; and the risks and uncertainties described in Emulex's and Vixel's SEC reports filed under the Securities Exchange Act of 1934, including under the heading "Risk Factors" in Vixel's and Emulex's respective 2002 and 2003 Annual Reports on Form 10-K and quarterly reports on Form 10-Q filed in 2003. "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of any class of stock of Vixel Corporation. Emulex Corporation and its acquisition subsidiary expect to file a tender offer statement and related materials with the U.S. Securities and Exchange Commission or "SEC" and Vixel will file a solicitation/recommendation statement with respect to such offer. Investors, Vixel stockholders and other interested parties are urged to read the tender offer statement and the solicitation/recommendation statement when they become available because they contain important information, which should be read carefully before any decision is made with respect to the offer. The tender offer statement when filed by Emulex and its acquisition subsidiary and the solicitation/recommendation statement when filed by Vixel will be made available to all stockholders of Vixel at no expense to them. The tender offer statement and the solicitation/recommendation statement will also be available for free at the SEC's website at www.sec.gov or from Emulex, either at its website at www.Emulex.com or by directing a request to Emulex Corporation, 3535 Harbor Boulevard, Costa Mesa, California 92626, Attention: Investor Relations.

Affirmation of Q1 FY'04 Guidance Prior Emulex guidance for Q1 FY'04, ended September: Delivered August 7, 2003: Revenue of $82-$85M Non-GAAP EPS of $0.23 GAAP EPS of up to $0.21 Delivered September 24, 2003: No change to non-GAAP guidance Gain on repurchase of subordinated convertible notes will generate GAAP benefit of $4.7 million above prior expectations See press releases for details and GAAP vs. non-GAAP reconciliations Further details on Q1'04 results will be forthcoming on October 23, including guidance for December 2003 quarter

Summary of Transaction Emulex will acquire Vixel Cash tender offer at $10/share Closing expected in mid November A leading supplier of embedded storage switches, an emerging storage sector Highly complementary and synergistic business Emulex Pro forma Goals: Accelerate revenue growth Emulex Fibre Channel HBA market estimated at $1.3 billion in 2007 (Gartner, July 2003) Vixel's Embedded Switching TAM estimated at $450M+ in 2007 (Source: IDC and Vixel), a 30%+ incremental market opportunity Combination will also enhance Emulex's ability to tap embedded I/O chip market No dilution to non-GAAP EPS after synergies Synergies of $1.8 M/quarter expected with no change to Vixel R&D Completed implementation of synergies by March 2004 GAAP and non-GAAP formal forecasts will be available upon closing after purchase allocation is complete

Vixel Revenue Legacy products: Transceivers (exited in 2001) Hubs (last time buys completed) Fabric switches (maintenance engineering only) InSpeed Products: Embedded applications SBOD ASICs (Switch on Chip) Root Switch box subsystems InSpeed contribution: 475% year-over-year growth 76% of Q2 revenue (June '03) Strong growth trajectory Q3 '01 Q4 '01 Q1 '02 Q2 '02 Q3 '02 Q4 '02 Q1'03 Q2 '03 InSpeed 0.5 0.3 1.2 0.8 2.7 3.4 4.08 4.62 Legacy 4.11 4.35 3.52 4.01 2.31 2.66 1.43 1.45 Vixel FY Ends December

Vixel Operating Results Gross margins of 49-50% for the past 4 quarters Opportunity for manufacturing synergies Opex amounts to approximately $6 million per quarter, half of which is S,G&A R&D will be untouched Savings in public company infrastructure expenses Savings in operational economies of scale Total synergies goal of $1.8 million/quarter Q1 '02 Q2 '02 Q3 '02 Q4 '02 Q1'03 Q2 '03 Gross Profit 2.123 2.308 2.471 2.994 2.723 2.981 Operating Loss -4.114 -2.869 -2.642 -2.485 -2.732 -2.706 Vixel FY Ends December

Transaction Details All Vixel common and preferred shares, plus warrants, will be cashed out at $10/share Total transaction value of approximately $310 million Emulex will also assume Vixel employee stock option plan

Emulex Pro Forma Balance Sheet Outlook Total transaction cash outlay of approximately $285 million for outstanding common, preferred and warrants Exercise of vested options could result in additional cash outlays of approximately $27 million Excludes cash and debt on Vixel balance sheet of $21 million as of June 2003 Emulex Balance sheet Cash was $620 million as of June 2003 Convert repurchase in August 2003 utilized $87 million Post transaction cash sufficient for operational needs

Business Discussion

The Company: Founded in 1991 Headquarters in Bothell, Washington Design Teams in Irvine, CA and Bothell, WA Approximately 115 staff worldwide Embedded Storage Switch Market Focus Field-proven InSpeed(tm) ASIC technology Pioneered SBOD(tm) (Switched Bunch of Disks) and Root Switching for Storage systems - both chip and box subsystem solutions OEM business model Secured multiple new OEM design wins (HP, Fujitsu, Network Appliance & NEC) Multiple new OEM customer announcements pending Sequential quarterly revenue growth in InSpeed Products Vixel Overview

SAN Infrastructure Ecosystem Embedded Solutions Fabric Switches HBAs Storage Arrays, NAS, Tape Libraries, Storage Appliances Key Embedded Storage components today: I/O ASICs Hard Disk Drives (HDDs) RAID Controllers Embedded Switches

Array Connectivity Needs Are Growing 1999 2000 2001 2002 2003 2004 2005 2006 2007 Block HDD per array 18.3 19.6 23.1 26 30.3 35.3 41 47.8 55.8 Enterprise arrays have migrated from SCSI to Fibre Channel HDDs 28% compounded growth expected for Fibre Channel HDDs thru 2007 (Gartner, March 2003) Storage array TBs are growing 66% per year (Gartner, September 2003) Each year, each array controller or NAS head needs to connect to more HDDs But, this growing connectivity requirement is pressuring traditional shared bus architectures Source: Gartner, September 2003 HDDs Per Array Block External Controller Based Disk Storage

Anatomy of a Storage Array Array HDDs are arranged in shelves and are connected to the array's RAID controller I/O ASICs Enable RAID controller to connect to back-end HDDs (initiator) and to fabric (target) Same chips as those used in HBAs Array HDDs are still interconnected by legacy shared bus interconnects Compromises system performance and reliability RAID, NAS & Tape Storage Systems

Anatomy of a Storage Array RAID, NAS & Tape Storage Systems Storage Controller Storage Controller Array HDDs are arranged in shelves and are connected to the RAID controller I/O ASICs Same as those used in HBAs Enable RAID controller to connect to back-end HDDs (initiator) and to fabric (target) Array HDDs are still interconnected by legacy shared bus interconnects Compromises system performance and reliability Introducing embedded switches solves these problems

InSpeed Embedded Switch Solutions





Storage Array
InSpeed Switch A
InSpeed Switch B
InSpeed Switch A
InSpeed Switch B
InSpeed Switch A
InSpeed Switch B
InSpeed Switch A
InSpeed Switch B
RAID Controller



SBOD SOC:
"Switch the Disks"

- Convert JBODs to SBODs
- Drive monitoring
- Drive isolation
- Performance
- 3 OEMs currently evaluating + 6 unannounced wins + NTAP, Fujitsu, Xyratex

Root Switch:
"Switch the Drawers"

- Direct data path
- Scalability
- Serviceability
- Performance
- 3 OEMs currently evaluating + 2 unannounced wins + HP, BlueArc

EMULEX
We network storage

Increase Availability and Reliability by 20% Lower Service Cost by 10-15% Reduce the Cost per MB of storage offering by 20% Increase overall performance by up to 3-5x while scaling your storage system Effortlessly managed embedded solutions Fibre Channel Storage Switches: SOCs (Switch on a chip), blades and boxes InSpeed Customer Benefits

2002 2003 2004 2005 2006 2007 SBOD 71 90 107 114 126 128 Array Root Switch 121 169 207 229 262 281 Tape Root Switch 21 33 43 66 79 TAM assumes 100% displacement of legacy shared bus architecture with root switch and SBOD solutions Today's embedded switch penetration is just beginning Storage Systems OEMs 5 announced OEM design wins for InSpeed Design wins at 6 unannounced OEMs Multiple projects at several OEMs Embedded Storage Switch Total Available Market Root Switch and SBOD TAM Source: Vixel, IDC July 2003

Embedded Storage Products Vixel Competitive Landscape Legacy solutions: Utilize shared port bypass circuits (PBCs) and discrete parts PBCs are supplied by Vitesse, PMC Sierra Switch subsystem providers: QLogic Broadcom

Root Switches Strategic & Complementary Business Fit Storage Array I/O ASICs + + HBAs

Strategic & Complementary Business Fit Strong Alignment Adjacent silicon opportunities in embedded storage Critical mass in storage silicon design and production Common OEM customer base - storage OEMs Customer Benefits: Vixel will be backed by a strong balance sheet Reduce qualification costs for OEM customers Deal with one company rather than two Long term, offer the ability to innovate integrated solutions leveraging both I/O and embedded switching technology

Expanded Emulex TAM Shareholder Benefit: Diversifies Emulex revenue base Expanded growth opportunity: Embedded storage switch TAM expands addressed market by 30%+ Enhances ability to tap Embedded Fibre Channel ASIC TAM as well Source: IDC (July 2003), Gartner (July 2003), Vixel and Emulex 2002 2003 2004 2005 2006 2007 Fibre Channel HBA Market 568 675 845 1009 1183 1285 iSCSI HBA Market 0.8 10.5 39 81.6 180.1 231.7 Embedded Switch TAM 280 347 386 454 488 Embbed Fibre Channel ASIC TAM 103 109 96 106 93 94

Joining forces to address growing market for embedded storage solutions Highly complementary acquisition Offers financial and business synergies with common OEM business model Diversifies Emulex storage networking product line and revenue base Strong Vixel positioning: First-to-market advantage with best-of-breed embedded switching solutions OEM investment in Vixel APIs Field proven solutions now entering second generation Design Wins at Top Tier Storage OEMs HP, Network Appliance, Fujitsu, Xyratex, NEC, Apple, BlueArc Plus wins with 6 unannounced OEMs Emulex Pro Forma Goal: Expand Emulex revenue growth rate, leveraging InSpeed momentum Deliver synergies and non-dilutive results to non-GAAP EPS in the near term Summary